UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

18 March 2015
Commission File No. 001-32846

____________________________

CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,

Dublin 22, Ireland.

(Address of principal executive offices)

____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F
X
Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Standard Form TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:
CRH plc

2.  Reason for the notification (please place an X inside the appropriate bracket/s):

[ X ] An acquisition or disposal of voting rights

[     ] An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

[     ] An event changing the breakdown of voting rights

[     ] Other (please specify)

3.  Full name of person(s) subject to notification obligation:
     BlackRock, Inc.

4. Full name of shareholder(s) (if different from 3):

5. Date of transaction (and date on which the threshold is crossed or reached):
      16th March 2015

6.  Date on which issuer notified:
     17th March 2015

7.  Threshold(s) that is/are crossed or reached:
     Holding has gone above 9%

8. Notified Details:

A: Voting rights attached to shares

Class/type of shares (if possible use ISIN CODE)	Situation previous to the triggering transaction
	Number of shares	Number of voting rights
Ordinary Shares (IE0001827041)	67,412,664	67,412,664

	Resulting situation after the triggering transaction
Class/type of shares (if possible use ISIN CODE)	Number of shares	Number of voting rights		% of voting rights
		Direct	Indirect	Direct	Indirect
Ordinary Shares (IE0001827041)	N/A	N/A	74,490,660	N/A	9.13%
SUBTOTAL A (based on aggregate voting rights)		74,490,660		9.13%

B: Financial Instruments
Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/conversion period/date	Number of voting rights that may be acquired (if the instrument exercised/ converted)	% of voting rights

Total (A+B) (where applicable in accordance with national law)	Number of voting rights	% of voting rights
74,490,660	74,490,660	9.13%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

10. In case of proxy voting:

11. Additional information:

      Done at 12 Throgmorton Avenue, London, EC2N 2DL, U.K. on 17th March 2015.

12. Contact name:
      Neil Colgan
      Company Secretary

13. Contact telephone number:
     +353 1 634 4340

By:___/s/Maeve Carton___
M. Carton
Finance Director